

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 17, 2013

<u>Via E-mail</u>
Todd Sakow
Chief Financial Officer
Carter Validus Mission Critical REIT II, Inc.
4211 West Boy Scout Blvd., Suite 500
Tampa, FL 33607

Re: Carter Validus Mission Critical REIT II, Inc.
Amendment No. 1 to Form S-11
Filed November 27, 2013
File No. 333-191706

Dear Mr. Sakow:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Prior Performance Summary, page 119</u>

1.   We note your response to comment 7 of our letter dated November 4, 2013 in which you indicate that John Carter is not actively involved in investment and development activities at Carter & Associates. Please explain to us the relevance of your prior performance disclosure related to Carter & Associates given that John Carter does not have investment control over Carter & Associates.

2.   We note your response to comment 9 of our letter dated November 4, 2013. It is not clear to us how you can include a yield percentage when your securities are not traded and the amount disclosed appears to exceed your cash flow from operations over the last three years. Please revise to remove the references throughout the prospectus indicating that Carter Validus Mission Critical REIT, Inc. has an average yield of 9.4%.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Peter McPhun, Staff Accountant at (202) 551-3581 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Sandra B. Hunter, Staff Attorney, at (202) 551-3758 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel

cc: Heath D. Linsky
        Morris, Manning & Martin, LLP
        Via E-mail